UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.General Identifying Information

1.Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

{ } Merger

{X} Liquidation

{ } Abandonment of Registration
	(Note:  Abandonments of Registration answer only questions
    	1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

{ }Election of status as a Business Development Company
	(Note:  Business Development Companies answer only questions
	1 through 10 of this form and complete verification at the end of the form.)

2.Name of fund:

Utopia Funds

3.Securities and Exchange Commission File No.:

811-21798

4.Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

{ } Initial Application

{X} Amendment

5.Address of Principal Executive Office (include No. & Street,
City, State, Zip Code):

111 Cass Street
Traverse City, Michigan 49684

6.Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Matthew Bohrer
111 Cass Street
Traverse City, Michigan 49684
(231) 929-4500

7.Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:

As to records of the fund's investment adviser:
Financial & Investment Management Group, Ltd.
111 Cass Street
Traverse City, Michigan 49684
(231)929-4500

As to records of the fund's distributor:
ALPS Distributors, Inc.
1625 Broadway, Suite 2200
Denver, Colorado 80202
(303) 623-2577

As to records of the fund's custodian:
The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60675
(312) 630-1414

As to records of the fund's administrator, fund accountant and transfer agent:

ALPS Fund Services, Inc.
1625 Broadway, Suite 2200
Denver, Colorado 80202
(303) 623-2577

NOTE:	Once deregistered, a fund is still required to
maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.Classification of fund (check only one):

{X} Management company;

{ } Unit investment trust; or

{ } Face-amount certificate company.

9.Subclassification if the fund is a management company
(check only one):

{X}Open end

{ }Closed-end

10.State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts):

Delaware

11.Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Financial & Investment Management Group, Ltd.
111 Cass Street
Traverse City, Michigan 49684

12.Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

ALPS Distributors, Inc.
1625 Broadway, Suite 2200
Denver, Colorado 80202

13.If the fund is a unit investment trust (""UIT"") provide:

(a)Depositor's name(s) and address(es):



(b)Trustee's name(s) and address(es):


14.Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

{ }  Yes
{X}  No

If Yes, for each UIT state:

Name(s):



File No.:  811-     _________

Business Address:


15.(a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

{X}  Yes
{ } No


If Yes, state the date on which the board vote took place:

November 20, 2008 and December 12, 2008

If No, explain



(b)Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

{ } Yes
{X} No


If Yes, state the date on which the shareholder vote took place:



If No, explain

Shareholder approval was not required by Delaware law or the fund's Declaration of Trust.

II.Distributions to Shareholders

16.Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

{X}  Yes
{ } No

(a)If Yes, list the date(s) on which the fund made those distributions:

March 31, 2009

(b)Were the distributions made on the basis of net assets?

{X}  Yes
{ } No

(c)Were the distributions made pro rata based on share ownership?

{X} Yes
{ } No

(d)If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:



(e)Liquidations Only:
Were any distributions to shareholders made in kind?

{X} Yes
{ } No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

On the liquidation date, the series of the fund collectively carried tax reclaims on their books in the amount of $162,713.01.
It is uncertain when, if ever, all of such tax reclaims will be received or if the series of the fund will receive reclaims in the full amount at which they carried them on their books. There was no possibility that the tax reclaims would result in proceeds of more than $162,713.01 and very likely could result in less. Paul Sutherland, President and a trustee of the fund and president and controlling shareholder of the fund's investment adviser, owned fund shares on the liquidation date and agreed to receive as liquidation proceeds cash and an in-kind distribution of the tax reclaims due the fund at the value at which the fund carried such reclaims. The board reviewed and determined that the in-kind distribution to Mr. Sutherland was in the best interest of each series and did not involve overreaching on the part of Mr. Sutherland or any other affiliate of the Applicant. On the liquidation date, Mr. Sutherland directly or indirectly owned the following percentage of each series of the fund:

	Utopia Growth Fund 10.68%

	Utopia Core Fund 1.67%

	Utopia Core Conservative Fund 1.83%

	Utopia Yield Income Fund 3.25%

The percentage of each series of the fund paid to Mr. Sutherland as an in-kind distribution was as follows:

	Utopia Growth Fund 1.13%

	Utopia Core Fund 1.07%

	Utopia Core Conservative Fund 0.88%

	Utopia Yield Income Fund 0.77%

17.Closed-end funds only:
Has the fund issued senior securities

{ }  Yes
{ } No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18.Has the fund distributed all of its assets to the fund's shareholders?

{X}  Yes
{ }  No

If No,

(a)How many shareholders does the fund have as of the date this form is filed?



(b)Describe the relationship of each remaining shareholder to the fund:


19.Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

{ } Yes
{X} No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.Assets and Liabilities

20.Does the fund have any assets as of the date this form is filed? (See question 18 above)

{ }  Yes
{X} No

If Yes,

(a)Describe the type and amount of each asset retained by the fund as of the date this form is filed:



(b)Why has the fund retained the remaining assets?



(c)Will the remaining assets be invested in securities?

0  Yes
0  No

21.Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

{ }  Yes
{X}  No

If Yes,

(a)Describe the type and amount of each debt or other liability:



(b)How does the fund intend to pay these outstanding debts or other liabilities?


IV.Information About Event(s) Leading to Request for Deregistration

22.(a)List the expenses incurred in connection with the Merger or Liquidation:


(i)Legal expenses:$62,000


(ii)Accounting expenses:0


(iii)Other expenses (list and identify separately):


Directors and officers tail insurance coverage:$242,485


(iv)Total expenses (sum of lines (i)-(iii) separately):

Legal expenses:$62,000

Accounting expenses:0

Other expenses:242,485

$304,485

(b)How were those expenses allocated?

The expenses were allocated to each series of the fund based on relative net assets.

(c)Who paid those expenses?

The fund.

(d)How did the fund pay for unamortized expenses (if any)?

N/A

23.Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

{ }  Yes
{X}  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:


V.Conclusion of Fund Business

24.Is the fund a party to any litigation or administrative proceeding?

{ }  Yes
{X} No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25.Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

{ }  Yes
{X} No

If Yes, describe the nature and extent of those activities:


VI.Mergers Only

26.(a)State the name of the fund surviving the Merger:



(b)State the Investment Company Act file number of the fund surviving the Merger:

811-

(c)If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:



(d)If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



VERIFICATION

      The undersigned states that (i) he or she has executed this form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Utopia Funds,
(ii) he or she is the President and Chief Executive Officer of Utopia Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this form N-8F application have been taken.
The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)
/s/ Paul H. Sutherland
Paul H. Sutherland